Exhibit 12.1



       Computation of Ratio of Earnings to Fixed Charges


                                             Six Months
                                        Ended June 30, 1996

Earnings before taxes                        $49,600

Add (Deduct)
  Fixed Charges                              $10,000

  Undistributed earnings of less
     than 50% owned companies
     carried at equity                       $  (300)

  Interest capitalized                             0

Earnings available
  for fixed charges                     $59,300

Fixed charges:
  Interest, including amounts
  capitalized                                $ 6,100

  Proportion of rent expense
  deemed to represent interest
     factor                                  $ 3,900

Fixed Charges                                $10,000

Ratio of earnings to fixed charges              5.93